24238 Vermont Avenue, Suite 300

Harbor City, California 90710

December 19, 2017

VIA EMAIL AND EDGAR

Tracie Mariner - Staff Accountant

Kate McHale

Terence O’Brien - Accounting Branch Chief

Pamela A. Long - Assistant Director, Office of Manufacturing and Construction

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

McHaleK@SEC.GOV

Re: IA Energy Corp.

Registration Statement on Form S-1

Filed September 29, 2017

File No. 333-220706

Dear Sir/Mesdames:

We serve as counsel to IA Energy Corp., a Wyoming corporation (the “Company”) with respect to its submission of a registration statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), filed on September 29, 2017. We are in receipt of your email to the Company, dated October 27, 2017, and this letter is written in response thereto. We have reproduced your 12 comments below, highlighted in bold, with our responses following immediately thereafter.

General

1.	COMMENT. Please revise your prospectus to consistently represent your current state of operations. On page 2, you state that you have not completed development of your waste-to-energy technologies; however, other disclosure suggests this technology has already been developed. For example, many of the claims in the Business and Technology Description section such as “IAEC fuels are direct import substitutes for fossil fuels and considerably reduce greenhouse gas emissions without compromising performance” imply the Company is offering products.

RESPONSE: Though to date, significant research and development has been done, as detailed in the registration statement, the Company has not completed development of its proprietary waste-to-energy technology. The disclosure has been modified accordingly.

U.S. Securities & Exchange Commission

Division of Corporate Finance

December 19, 2017

Business and Technology Description, page 2

2.	COMMENT. Please revise this section to describe the business plan of the company. For example, you disclose many opportunities and possibilities in this section but you do not disclose how the Company intends to act on these opportunities. Please only disclose those business plans the company can realistically achieve in the short term. If these are long term goals which require raising significant capital, please explain this and clarify the fact that there is no assurance you will ever reach these goals.

RESPONSE: We have updated this section with more detailed action plans as requested.

Electricity, page 3

3.	COMMENT. Please clarify the link between the power issues in the Philippines and the Company. It appears, without the technology in place to address these problems, the information presented in this section and the next pursuant to the Philippines is unrelated to your current business.

RESPONSE: We have clarified this section as requested.

Introduction, page 4

4.	COMMENT. In this section, you appear to make the case that renewable energy has grown exponentially, indicating that the Company has significant competition. However, you do not disclose how the Company will fit within this competitive field or why its products will be more cost effective or attractive. Please revise to elaborate on the company’s competitive position.

RESPONSE: We have updated this section to include the Company’s competitive advantages as requested.

Pyrolysis, page 5

5.	COMMENT. You state that this technology has been implemented for 40 years and that other large companies are using the technology. Please explain how the company intends to operate in this field. Does the Company intend to purchase a Trommel unit and if so, under what terms will it operate on a landfill site? Again, if this is a long term business objective requiring resources you currently do not have, please make this clear in your disclosure.

RESPONSE: Though the pyrolysis technology has existed for 40 years, we will be the first to implement this technology in the Philippines. We have clarified our disclosure accordingly.

U.S. Securities & Exchange Commission

Division of Corporate Finance

December 19, 2017

Directors, Executive Officers, Promoters, and Control Persons, page 22

6.	COMMENT. We note your disclosure that Mr. Paraiso is the President and Chief legal counsel for “one of the world's leading waste to energy companies whose business involves the development, production, deployment and operation of its proprietary technology”; please clarify whether you are referring to IA Energy. If so, please revise this disclosure to be consistent with the disclosure that you have neither revenue nor proprietary protection for your technology. In addition, you state in the summary that the company was not incorporated until 2016 and that the former sole officer and director was Mr. Munoz. Please make conforming changes on page 24.

RESPONSE: The narrative in Renato Paraiso’s bio has been updated to make clear that the reference to “one of the world's leading waste to energy companies” does not refer to IA Energy Corp.

7.	COMMENT. Please revise the year each director started serving in such capacity to match your narratives.

RESPONSE: The narrative has been updated to reflect the correct appointment information for Fred Luke and Elliott Polatoff in July 2017.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page

32

Liquidity and Capital Resources, page 32

8.	COMMENT. We note your disclosure that you are presently seeking additional debt and equity financing to provide sufficient funds for payment of obligations incurred and to fund your ongoing business plan. Please expand your disclosure to include the total anticipated costs of your business plan, as well as the amount of your anticipated cash requirements over the next twelve months.

RESPONSE: We have updated this section with the estimates requested.

Certain relationships and related transactions, page 35

9.	COMMENT. Please disclose any prior relationship between OZS and current or former officers and directors of the company.

RESPONSE: There are no relationships between OZS Management Consultancy Services and current or former officers or directors of the Company. The OZS Management Consultancy Services narrative was mistakenly included in the related party transactions section but has been moved to the business section.

U.S. Securities & Exchange Commission

Division of Corporate Finance

December 19, 2017

10.	COMMENT. Please file the agreement with OZS Management Consultancy Services as an exhibit.

RESPONSE: We have filed the agreement as requested as an exhibit to the amended S-1.

Exhibit 5.1; Legal Opinion

11.	COMMENT. Please include the number of shares of common stock your opinion covers.

RESPONSE: We have updated Exhibit 5.1 as requested in the amended S-1.

Exhibit 10.1; Sublease Agreement

12.	COMMENT. Please file the executed version of this agreement with all terms included.

RESPONSE: We have filed the executed version of the sub-lease as requested.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call John D. Thomas at (801) 816-2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

IA ENERGY CORP

/s/ Renato Paraiso

Renato Paraiso

Chief Executive Officer